UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . Form 40-F .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes . No.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

NEWS RELEASE

BONTAN PROVIDES PROJECT UPDATE ON ITS INDIRECT 5.23% WORKING INTEREST IN SARA AND MYRA LICENSES

Toronto, Ontario, July 5, 2011 –Bontan Corporation Inc. (OTCBB: BNTNF) issues the following update with respect to its indirect working interest of 5.23% in the Israeli project comprising Sara and Myra licenses located in the Levantine Basin. This information is issued in reliance on a press release dated June 30, 2011 and July 1, 2011 by GeoGlobal Resources Inc., the operator of the Sara and Myra license consortium (GeoGlobal). Bontan has not independently verified this information.

These updates were reported by our operator, GeoGlobal Resources Inc., (“GeoGlobal”)

Results of resource report

According to GeoGlobal, Netherland, Sewell & Associates, Inc. (NSAI) of Houston, Texas conducted an assessment of the gross (100%) prospective resources as of June 15, 2011. Prospective resources are those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. The prospective resources included in the Resource Report indicate exploration opportunities and development potential in the event a petroleum discovery is made and should not be construed as reserves or contingent resources. As per NSAI assessment, the primary target of the Tamar (Oligocene/Miocene) sands in both Myra and Sara has a 63% and 54% chance of geological success. Additionally, there is the potential of additional gas targets as well as deeper oil targets.

According to NSAI, the estimated unrisked gross (100%) prospective gas resources for the Myra and Sara licenses are:

	Unrisked Gross (100%) Prospective Gas Resources (MMCF)
Drilling License/Reservoir	Low Estimate (P90)	Best Estimate (P50)	High Estimate (P10)	Mean
Myra
Miocene	50,850	189,097	621,975	277,661
Oligocene/Miocene	92,450	1,103,851	10,867,071	4,047,572
Tortonian	25,319	128,140	597,821	233,201
Sara
Cretaceous Fan	242,441	583,413	1,275,367	673,110
Oligocene/Miocene	232,409	790,536	2,406,793	1,095,401
Lower Cretaceous	30,293	120,228	397,967	176,154

According to NSAI, the estimated unrisked gross (100%) prospective oil resources for the Myra and Sara licenses are:

	Unrisked Gross (100%) Prospective Oil Resources (MBBL)
Drilling License/Reservoir	Low Estimate (P90)	Best Estimate (P50)	High Estimate (P10)	Mean
Myra
Upper Jurassic	13,100	63,841	278,125	113,422
Sara
Upper Jurassic	4,636	21,295	89,411	37,323

Resource estimates may be prepared using either deterministic or probabilistic methods. In the deterministic method, a discrete value or array of values for each parameter is selected based on the estimator's choice of the values that are most appropriate for the corresponding resources category. A single outcome of recoverable quantities is derived for each deterministic increment or scenario. In the probabilistic method, the estimator defines a distribution representing the full range of possible values for each input parameter. These distributors may be randomly sampled (typically using Monte Carol simulation) to compute a full range and distribution of potential outcome of results of recoverable quantities. This approach is most often applied to volumetric resources calculations in the early phases of an exploitation and development project. The prospective resources shown in this Resource Report have been estimated using probabilistic methods and are dependent on a petroleum discovery being made. If a discovery is made, the probability that the potentially recoverable volumes will equal or exceed the unrisked estimated amounts is 90% for the low estimate, 50% for the best estimate and 10% for the high estimate. Mean values are reported in addition to the low, best and high estimates. The mean is the arithmetic average of all the possible outcomes.

The following table shows the risk elements and overall probability of geological success for each prospect, according to NSAI.

	Risk Elements
Drilling License/Reservoir	Trap Integrity	Reservoir Quality	Source Evaluation	Timing/ Migration	Probability of Geological Success
Myra
Miocene	0.50	0.40	1.00	0.80	0.16
Oligocene/Miocene	0.70	0.90	1.00	1.00	0.63
Tortonian	0.70	0.40	1.00	0.80	0.22
Upper Jurassic	0.70	0.40	0.60	0.95	0.16
Sara
Cretaceous Fan	0.70	0.50	0.95	0.95	0.32
Lower Cretaceous	0.80	0.40	0.70	0.95	0.21
Oligocene/Miocene	0.60	0.90	1.00	1.00	0.54
Upper Jurassic	0.80	0.50	0.60	0.95	0.23

(i)Bold lines above denote our intended primary target formation/reservoir

The estimates for risked resources are derived directly from the estimates for unrisked resources incorporating a geologic risk assessment for each prospect. Geologic risking of prospective resources addresses the probability of success for the discovery of petroleum; this risk analysis is conducted independent of probabilistic estimations of petroleum volumes and without regard to the chance of development. Principal risk elements of the petroleum system include: (1) trap and seal characteristics; (2) reservoir presence and quality; (3) source rock capacity, quality and maturity; and (4) timing, migration and preservation of petroleum in relation to trap and seal formation. Geologic risk assessment is a highly subjective process dependent upon the experience and judgment of the evaluators and is subject to revisions with further data acquisition or interpretation. The primary risk for all of the reservoirs except the Oligocene/Miocene reservoirs is reservoir quality. The reservoir quality risk is high because no well log data exist in the immediate vicinity to determine the porosity ranges of the reservoirs. The primary risk for the Oligocene/Miocene reservoirs is trap integrity. For the Sara license, trap integrity of the Oligocene/Miocene reservoir is high because the trap depends upon fault seal. For the Myra license, trap integrity of the Oligocene/Miocene reservoir is high because the structure may not close to the south.

Certain abbreviations used within the NSAI Resource Report and within this press release are as follows:

-- MBBL is thousands of barrels
-- MMCF is millions of cubic feet
-- P10 is 10% confidence level
-- P50 is 50% confidence level
-- P90 is 90% confidence level

Drilling service agreement

GeoGlobal has announced that it has entered into a drilling services agreement with Exceed Deep Water Drilling Specialists (Exceed). According to GeoGlobals announcement, Exceed will proceed with the necessary engineering, commercial and critical logistical arrangements and undertake any preparatory work involved with the drilling campaign on both the Myra and Sara licenses. GeoGlobal states that, to date, a 400 square kilometer 3D seismic program has been acquired and processed on each license.

According to GeoGlobal’s press release, Exceed is an industry leading consultancy company that specializes in delivering world-class deep water well delivery capabilities as well as performance improvement and recruitment solutions to the energy sector and heavy industries. Exceed has a global footprint with a mobile, highly-experienced team of deep water specialists and performance improvement experts. The head office of Exceed is located in Aberdeen, Scotland (UK). Exceed personnel have operated in Africa, Europe, North America, and South America and always work on-site with their clients.

GeoGlobal also confirmed that it has finalized the terms of the Assignment Agreement entered into with a third party whereby GeoGlobal took assignment of the third party's rights and obligations to an existing Drill Rig and Associated Services Contract for a Semi-submersible Drilling Rig.

GeoGlobal states that the Noble Homer Ferrington is a 4th Generation Enhanced Pacesetter design Semi-submersible rig capable of drilling in water depths of up to approximately 2,100 meters (7,000 feet). GeoGlobal expects that the rig will be available for the Myra and Sara project on or after December 1, 2011.

Additional Information about the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Bontan’s share of the Working Interest in the Licenses is 5.23% through the holding of 50% equity in IPC Israel by Bontan’s subsidiary, IPC Cayman.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. In light of the Israeli Supreme Court’s decision, Bontan cannot assure that ITC will not proceed to consummate the Shaldieli transaction in contravention of agreements with Bontan and Bontan’s vote against approving or proceeding with the transaction.  Bontan’s engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, is entailing the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends. Bontan cannot assure that GeoGlobal has accurately and fully described the project status in its press release, relied upon herein by Bontan. There is no assurance that the project will yield any oil or gas reserves, regardless of the NSAI projections described above.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only reserves that comply with the definitions presented at Rule 4-10(a) of Regulation S-X, available at http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=09bab17ab4ad213f95a1a0d22f305e60&rgn=div8&view=text&node=17,2.0.1.1.8.0.21.43&idno=17.  The details presented in this press release do not comply with this definition and should not therefore be relied upon.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 5, 2011

BONTAN CORPORATION INC.

By:     /S/
Kam Shah
Chief Executive Officer